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                                                  Filed by Solectron Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933


                                         Subject Company: C-MAC Industries, Inc.
                                                     Commission File No. 1-15108

SOLECTRON CORPORATION PRESS RELEASE
August 9, 2001


                         SOLECTRON AND C-MAC TO COMBINE
                        IN $2.7 BILLION STOCK TRANSACTION

         - COMBINATION CREATES THE LARGEST, MOST COMPLETE EMS PROVIDER
          WITH ABILITY TO PROVIDE CUSTOMERS WITH END-TO-END SOLUTIONS,
                      INCLUDING FULLY INTEGRATED SYSTEMS -

 - TRANSACTION EXPECTED TO BE ACCRETIVE TO SOLECTRON'S EARNINGS IN FIRST YEAR -

For Immediate Release: August 9, 2001

MILPITAS, Calif., and MONTREAL -- Solectron Corporation (NYSE: SLR) and C-MAC (NYSE: EMS; TSE: CMS) today announced a definitive agreement under which Solectron and C-MAC will combine to create a leading diversified designer and manufacturer of integrated electronic manufacturing solutions. The combination with C-MAC is expected to enhance Solectron's systems-solutions offerings and expand the company's portfolio, the most diverse in the electronics manufacturing services industry.

Under the terms of the agreement, Solectron will issue 1.755 shares of Solectron common stock in exchange for each C-MAC common share outstanding. Based on Solectron's Wednesday closing price of $17.20, the transaction is valued at $30.19 (C$46.29) per share of C-MAC common stock, or about $2.7 billion (C$4.1 billion), including the assumption of debt. C-MAC Canadian shareholders may choose to receive common shares of Solectron or shares in a Solectron Canadian subsidiary, exchangeable into Solectron common shares. The transaction is intended to be a tax-deferred share exchange to shareholders in Canada who elect to receive exchangeable shares, and will be taxable to U.S. holders of C-MAC's shares. The boards of directors of both companies have approved the transaction. Completion of the transaction is subject to customary closing conditions, including the approval of both

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companies' stockholders and regulatory approvals. The transaction is expected to be completed by the end of calendar 2001.

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The transaction provides the following benefits:

- Complementary high-end technology capabilities. C-MAC's strong systems-solutions services, including complex full-system and electromechanical assembly, and optical networking component fabrication, complement Solectron's comprehensive set of printed circuit board/advanced packaging and systems-solutions design and manufacturing offerings. Together the combined organization can now offer its customers a broader range of services, including fully integrated systems.

- Solectron gains access to C-MAC's selective vertical integration capabilities. This "make or buy" approach captures the benefits of limited component fabrication while reducing exposure to a highly leveraged cost model.

- Additional revenue through cross-selling opportunities across a larger base of existing customer relationships.

- Enhanced margin opportunity from high-value services and greater supply-chain management.

- Improved competitive position for pursuing high-growth opportunities in attractive industries, including the fast-growing automotive sector.

- Additional high-end technology design and engineering expertise and a full-systems suite of services in networking and communications, enhancing Solectron's industry leadership position and offerings to customers in those sectors.

As a result of the transaction, Solectron said it expects to generate an estimated $60 million to $120 million in synergies through cost savings and revenue opportunities. The company expects the transaction to be accretive to fiscal 2002 earnings.

"This is another significant step along our strategic path of providing the capabilities our customers need to outrun their competition," said Koichi Nishimura, Solectron chairman, president and chief executive officer. "C-MAC's systems-solutions expertise helps Solectron meet a key long-range initiative and further strengthens our industry-leading

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technology, manufacturing and supply-chain services. In addition, the transaction provides

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us with access to the electronics industry that we have specifically targeted for growth."

The transaction expands Solectron's presence, level of business investment and customer services in Canada. C-MAC has facilities in seven cities in Quebec, Manitoba and Ontario. Solectron has facilities in Calgary, Alberta, and Vaughan, Ontario.

Dennis Wood, chairman, president and CEO of C-MAC, will chair a to-be-formed committee of Solectron's board focused on selective vertical integration and corporate strategy, and will oversee the integration of the two organizations. In addition to Wood, Solectron will invite a second current C-MAC board member to join the Solectron board of directors.

Upon completion of the transaction, Solectron will be in a position to offer an industry-leading end-to-end solution through key design and manufacturing capabilities, including high-end micro-technology components, backplane and PCB fabrication, enclosure design and manufacturing, backplane and PCB assembly, sub-systems assembly, and full-systems assembly.

"The combination of C-MAC's integrated, selectively vertical Technology Design Manufacturing Services with Solectron's range of supply-chain services will create a formidable global leader," Wood said. "With our combined broad array of technologies, products and services, we will be positioned to offer customers a complete end-to-end solution to support their global requirements."

"As our customers' needs evolve at an accelerated pace, we continue to add capabilities to serve them more effectively and expand our industry leadership," said Nishimura. "Through this transaction with C-MAC, we add a very strong leadership team, complementary global

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capabilities and significant high-end integrated systems-solutions design and engineering expertise. This is a great fit for both companies -- culturally and strategically -- as well as for our customers."

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C-MAC GUIDANCE

Given the contemplated transaction between the two companies and the fact that Solectron has provided revenue and earnings guidance for the upcoming periods, C-MAC will provide guidance for the remainder of 2001. Order visibility from C-MAC's customers in the communications end-market is still limited and difficult economic conditions persist. C-MAC anticipates that results for the second half of 2001 should be comparable to results for the first half. At this time, C-MAC expects revenue for the third quarter to exceed C$575 million and earnings before goodwill amortization per share diluted to be approximately 10 to 15 cents Canadian.

WEBCAST

A Webcast regarding this announcement will be held on Aug. 9, at 8:30 a.m. EDT. The Webcast is available at www.videonewswire.com, or by visiting www.solectron.com.

SAFE HARBOR

This release contains both historical and forward-looking statements about the expectations, beliefs, plans, intentions and strategies of Solectron and C-MAC. The ability of Solectron and C-MAC to achieve their planned business objectives involves many risks and uncertainties that could cause actual outcomes and results to differ materially. In particular, while the companies have executed a definitive agreement, there is no assurance they will complete the transaction. If the companies do not receive the necessary government or stockholder approvals or fail to satisfy conditions for closing, the transaction will terminate. Forward-looking statements relating to expectations about future events or results are based upon information available to Solectron and C-MAC as of today's date. Neither Solectron

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nor C-MAC assumes any obligation to update any of these statements, and these statements are not guarantees of Solectron and C-MAC. In addition to the foregoing, Solectron's and C-MAC's financial results and product development could differ materially from current expectations. The factors that may affect Solectron's and C-MAC's ability to achieve their planned business objectives include, but are not limited to, the following: 1) the companys' revenues and earnings are subject to a number of factors that make estimation of operating results extremely uncertain; 2) competition for the companys' products is intense; 3) the uncertainties of whether new

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products, product extensions or product strategies will be successful; 4) risks associated with the acquisition, including (a) conditions in the financial markets relevant to the proposed transaction, (b) the failure to achieve expected synergies and efficiencies of operations, (c) risk of price fluctuation, (d) loss of major customers, (e) the ability to manage business integration, (f) risks associated with international sales and (g) operations and environmental regulations; 5) loss of key personnel; 6) litigation, including litigation over intellectual property rights; and 7) general technological and economic factors.

The risks associated with Solectron's business are discussed in Solectron's annual report on Form 10-K for the year ended Aug. 25, 2000, and in subsequent quarterly reports on Form 10-Q. The risks associated with C-MAC's business are discussed in C-MAC's Annual Information Form and annual report on Form 40-F for the year ended December 31, 2000, and in subsequent quarterly reports to shareholders and reports on Form 6-K. You are encouraged to read this information carefully.

ABOUT SOLECTRON

Solectron (www.solectron.com), the world's leading supply-chain facilitator, provides a full range of manufacturing and supply-chain management services to the world's premier high-tech electronics companies. Solectron's offerings include new-product design and introduction services, materials management, high-tech product manufacturing, and product

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warranty and end-of-life support. Solectron, based in Milpitas, Calif., is the first two-time winner of the Malcolm Baldrige National Quality Award for manufacturing. In the nine months ended June 1, Solectron had sales of $15.1 billion.

ABOUT C-MAC

C-MAC (www.cmac.com) is a leading internationally diversified designer and manufacturer of integrated electronic manufacturing solutions, from components to full systems, primarily serving the communications, automotive, instrumentation, defense and aerospace industries worldwide. C-MAC's services also include product design, supply-chain management, and assembly and testing. C-MAC, based in Montreal, has more than 9,000 employees at 52 sites in North America, Europe and Asia.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

Solectron plans to file a registration statement on Form S-4 in connection with the combination and plans to mail a proxy statement/prospectus containing information about the combination. C-MAC plans to distribute a circular to its shareholders containing information about the combination. Investors and security holders are urged to read the registration statement, the proxy statement/prospectus and the circular carefully when they are available. The registration statement, the proxy statement/prospectus and the circular will contain important information about Solectron, C-MAC, the combination, the persons soliciting proxies relating to the combination, their interests in the combination, and related matters. Investors and security holders will be able to obtain free copies of the U.S. documents through the web site maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus may also be obtained from Solectron by mail to Solectron Corporation, 777 Gibraltar Drive, Milpitas, CA 95035, Attention: Investor Relations. Solectron's telephone number is (408) 957-8500. Copies of the circular will be available to the public on the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators at www.sedar.com.

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In addition to the registration statement and the proxy statement/prospectus,
Solectron files annual, quarterly and special reports, proxy statements and other information with the SEC. C-MAC files annual and quarterly financial statements, annual reports, annual information forms, management proxy circulars and other documents and information with the Canadian Securities Administrators in Canada and annual and special reports with the SEC. You may read and copy any reports, statements or other information filed with the SEC by Solectron or C-MAC at the SEC Public Reference Rooms at 450 Fifth Street NW, Washington, DC 20549 or at any of the SEC's other public reference rooms in New York, Chicago and Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Solectron's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at www.sec.gov. Since January 1997, C-MAC's filings with the Canadian Securities Administrators are available to the public on the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators at www.sedar.com.


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INFORMATION CONCERNING PARTICIPANTS

Solectron, C-MAC and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Solectron and C-MAC stockholders in favor of combination. Information concerning the participants in the solicitation will be set forth in the proxy statement/prospectus.

Analysts Contacts:                              Media Contacts:

Thomas Alsborg                                  Robert (Bob) Kula
Solectron Corporation                           Solectron Corporation
(408) 956-6614 (U.S.)                           (408) 935-5405 (U.S.)
thomasalsborg@ca.slr.com                        robertkula@ca.slr.com


Claude Michaud                                  Donna Pasteris
C-MAC Industries Inc.                           C-MAC Industries Inc.
(514) 282-3581                                  (514) 282-3609
cmichaud@corp.cmac.ca                           dpasteris@corp.cmac.ca

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